

April 23, 2009

Amy Wang, Esq.
Bristol Investment Fund, Ltd.
c/o Bristol Capital Advisors, LLC
10990 Wilshire Boulevard, Suite 1410
Los Angeles, California 90024

Re: Advocat, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 10, 2009
Soliciting Materials filed Pursuant to Rule 14a-12 filed April 10, 2009
By Bristol Investment Fund, Ltd.
File No. 001-12996

Dear Ms. Wang:

We have conducted a limited review of the filings listed above and have the following comments. Where indicated, we think you should revise your proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Preliminary Proxy Statement

General

1.   The EDGAR header tags used to identify the above-captioned preliminary proxy filing is incorrect. Since the filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to management of Advocat, the correct EDGAR header tag is PREC14A, not PREN14A. Please confirm the next amended proxy statement filing will bear the correct EDGAR header tag PRRN14A.

2.   Revise the form of proxy and Appendix I to clearly identify them as preliminary copies. See Rule 14a-6(e) of Regulation 14A.

3.   Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposal at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions. We note for example, the Schedule 13D/A filing dated March 18, 2009 and the exhibit attached thereto.

4.   We note the participants reserve the right to vote for a substitute nominee. Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

5.   Numerous factual assertions are made throughout the proxy statement. Please provide us with the supporting materials for these statements of fact. Send us an annotated version of the proxy material that includes a supporting reference for each assertion. Appropriate supporting materials may include cites to publicly filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation. For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

- "Bristol has also observed that Advocat generates far less on a per share 'free cash flow basis' than four companies that Bristol believes comparable," on page 3;

- data on page 3 regarding occupancy rates of facilities, the percentage of patients receiving Medicare benefits and "adjusted enterprise valuat[ions]"; and

- "[a]t the 2008 Annual Meeting, Bristol's resolution received support from approximately 14% of the votes cast," on page 5.

6.   Please fill in the blanks in the proxy statement. You may bracket information that is subject to change. Also, please update information, including the date of the annual meeting, as disclosed in Advocat's preliminary proxy statement filed April 17, 2009.

Reasons for the Shareholder's Solicitation, page 2

7.   You indicate that the Nominees will ask the Board to "evaluate whether the shareholders are best served by continuing the Company as a stand alone business or by a sale, merger, or similar transaction." Please revise to elaborate on any plans or discussions you have had with respect to any potential sale, merger or similar transaction or liquidation. Also, discuss whether your plans have changed since your shareholder proposal considered at the 2008 annual meeting that Advocat's board should promptly engage an investment banking firm to pursue a sale or liquidation of the company. If you have no specific plans in mind, please indicate this.

8.   See the last comment above. If you continue to advocate the liquidation of Advocat, explain why and what will be the result for shareholders.

9.   Revise to disclose the specific actions, if any, that the nominees intend to take in furtherance of plans to "maximize[e] shareholder value". In that regard, please also elaborate on the "other similar matters" you believe your nominees would advocate for if elected to the Board of Directors.

10.   We refer you to our comment above and disclosure on page 4. You disclose that "Bristol questions whether the high costs of operating a public company…are justified for a business the size of Advocat…" Revise to specifically disclose whether the nominees intend to advocate for a going private transaction if elected to the Board.

11.   Revise to explain why you believe that, while markets have generally declined in late 2008 and 2009, the performance of Advocat's stock "merits extra scrutiny."

12.   We note your disclosure that the companies listed on page 3 are companies "Bristol believes comparable" to Advocat. With a view towards possible revised disclosure, please advise us of the basis for your belief.

13.   Revise to succinctly explain the relevance of the metrics you are using to measure Advocat's performance vis-à-vis the other companies listed. Further, your disclosure implies that the market has placed emphasis on the same metrics you identify and as a result, has placed a low valuation on the facilities in the hands of Advocat's management. Please provide us with support for these assertions or in the alternative, remove the statements.

14. You disclose that "adjusted enterprise value" is appropriate for a fair comparison between service providers that rent facilities and those that own them. Please advise us supplementally whether this metric is routinely used within the industry and whether the capitalization of rent charges at ten percent is within the range of a typical adjustment.

Background to the Solicitation, page 4

15. In the letter dated February 4, 2008 to William Council, III and attached as Exhibit 2 to your initial Schedule 13D filed on the same date, you list a number of specific corporate actions you advocated for the Company. These include affording shareholders a binding vote to revoke the company's poison pill, submitting to a binding shareholder vote the issuer of de-staggering the board of directors, and exploring a share repurchase plan, among other items. In your discussion of your nominees' plans if elected to the board, please specifically address whether they will continue to advocate any or all of the corporate actions addressed in the February 4, 2008 letter.

16. In the first bullet point in this section, elaborate on the "various proposals" Mr. Kessler made to the Company on behalf of Bristol.

The Shareholder's Nominees, page 6

17. Refer to the disclosure in the first paragraph on page 6. You state that your nominees, even if elected, will not be able to take Board action at a Board meeting without the support of at least <u>one</u> other director. While we understand that this would be the case if only four Board members were present at a Board meeting, we believe it may be misleading, in that, if the full Board is present at a meeting, your nominees would need to gain the support of at least two other Board members to carry a majority of the Board. Please revise to clarify.

18. Revise to include the business address for Mr. McKilligan.

19. Revise to affirmatively indicate whether or not the nominees have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d) of Regulation 14A.

Participants in Solicitation of Proxies, page 6

20. Clarify who the "members of Bristol" are and disclose without qualification, whether such persons are participants as defined in Instruction 3 to Item 4 of Schedule 14A.

21. Refer to our last comment above. In your response letter, analyze why you have not included Bristol Capital Advisors, LLC as a participant in this solicitation. Alternatively, include Bristol Advisors as a participant and revise the proxy statement to include all relevant information as to that entity.

Proxy Information, page 7

22. We note that unmarked gold proxies will be voted FOR the election of your nominees for directors. We further note that the company is only submitting one proposal. Explain or delete the reference to the other proposal set forth in your proxy statement.

23. We note disclosure that as to other matters that may properly come before the meeting, the proxy holders will vote the GOLD proxies in their discretion. As the participants are aware, Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this in your proxy and form of proxy card.

Quorum and Voting, page 8

24. Please delete or explain the reference to the proposal to "declassify the board". We may have further comment.

Cost and Method of Solicitation, page 8

25. Incomplete disclosure has been provided under this heading. Revise to fully comply with Item 4(b) of Schedule 14A.

26. It appears that you intend to solicit proxies by mail, courier services, Internet, or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

27. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via Internet chat rooms, and if so, tell us which websites you plan to utilize.

28. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Additional Information, page 9

29.   Please revise to correct your reference as procedures for submitting proposals for consideration at the 2009 annual meeting of shareholders were required to be included in Advocat's 2008 proxy statement. The 2009 proxy statement must include procedures for submitting proposals for consideration at the 2010 annual meeting of shareholders.

30.   You refer security holders to information that you are required to provide under Schedule 14A that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must provide the omitted information to security holders. Please advise as to your intent in this regard.

Form of Proxy

31.   You include a "blanket" item on the form of proxy, where you solicit authority to act upon any matter that may come before the Annual Meeting or any postponements or adjournments thereof. However, since you must specifically describe how the proxy will be voted and provide all of the information required by Schedule 14A (other than those matters for which Rule 14a-4(c) confers discretionary authority to act), this may inappropriate. See Rule 14a-4(a)(3). While you may seek explicit authority to vote to adjourn the meeting to solicit additional proxies, it appears the authority you seek is broader. In addition, it is not described in the text of the proxy statement. Please advise or revise.

32.   You state on the form of proxy that it will be valid "until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting." Pursuant to Rule 14a-4(d)(2) and (3), a proxy may only be used to vote at the identified Annual Meeting or any adjournment thereof. Please revise to clarify.

Closing Information

       Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Scott Hodgdon, Attorney Advisor at 202.551.3273 or in his absence, the undersigned at 202.551.3757.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions